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                                                                 Exhibit (a)(23)

                 ADDENDUM FOR EMPLOYEES IN THE UNITED KINGDOM
                 --------------------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you are being provided with an opportunity to tender options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     In accordance with rules promulgated by the Inland Revenue, employers and employees are required to pay National Insurance Contributions ("NICs") based on the employee's earnings, including the "spread" between the fair market value on the date of exercise and the exercise price of options granted to employees after 5 August 1999. New legislation has been enacted which allows an employer to transfer the employer's NIC liability to employees in connection with the exercise, assignment, release or cancellation of options by entering into an agreement with each employee providing that the employee will meet the employer's NIC liability in such circumstances. If you choose to exchange your existing options for New Options pursuant to the terms of the Offer to exchange or if you are granted additional options, Electronics for Imaging and its subsidiaries will require that you agree to absorb the employer's NIC liability on option exercise and to enter into a joint election to be submitted to the Inland Revenue which will provide that you will pay any NIC liability arising on the exercise of the new and additional options which may be granted to you. You may wish to take this into consideration when deciding whether to tender existing options. It is Electronics for Imaging's understanding that you will be entitled to deduct the NIC payments you make for the purposes of calculating the amount of the gain subject to income tax on the exercise of the new and additional options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.